4/25

03007145

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jamaica Broilers Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

FILE NO. 82- 3720 FISCAL YEAR 4-27-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DATE : 3/5/03

JAMAICA BROILERS GROUP LIMITED

Annual Report & Accounts

**2001-2002**





# CONTENTS


JAMAICA BROILERS GROUP HEAD OFFICE

FINANCIAL HIGHLIGHTS

CAPITAL EXPENDITURE

BOARD OF DIRECTORS

DIRECTORS' REPORT

NOTICE OF A.G.M.

MISSION STATEMENT

CHAIRMAN'S & PRESIDENT'S REVIEW

CORE BUSINESS STATISTICS

10 LARGEST ORDINARY SHAREHOLDERS

STOCKHOLDERS' PROFILE

AUDITORS' REPORT

GROUP PROFIT & LOSS ACCOUNT

GROUP BALANCE SHEET

GROUP STATEMENT OF CHANGES IN EQUITY

GROUP STATEMENT OF CASH FLOWS

COMPANY BALANCE SHEET

COMPANY STATEMENT OF CHANGES IN EQUITY

NOTES TO THE FINANCIAL STATEMENTS

DIRECTORS & OFFICERS

CORPORATE DIVISIONS & SUBSIDIARIES

ADVISERS







500
400
300
200
100
0
-100
-200
51.7 (F/X loss)
267.0*
58.1
165.1
230.9
240.2
154.9
-166.8
141.8
334.4
400.6
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Pre-Tax Profit
(millions)
*before exceptional items


8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
3.0
6.1
6.8
6.3
5.0
3.1
-3.4
2.6
5.5
6.2
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Pre-Tax Profit as % of
Net Sales

# Financial Highlights



Net Sales
(billions)



8
7
6
5
4
3
2
1
0
1.948
2.719
3.384
4.255
4.827
5.055
4.927
5.395
6.047
6.423
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


Net Profit/(Loss)
Attributable to
Stockholders
(millions)



350
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
46.0
120.5
171.7
185.8
214.0
108.3
-232.4
128.6
313.4
338.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


Investment in Fixed Assets
(millions)



350
300
250
200
150
100
50
0
49.8
97.0
232.3
301.1
246.6
121.0
159.1
167.2
339.8
264.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



Jamaica Broilers Group Head Office
Content, St. Catherine, Jamaica

## Capital Expenditure

($millions)


International Poultry Breeders 1.4
Content Agricultural Products 5.0
Best Dressed Foods 14.3
Levy Industries (ISD) 6.6
Hi-Pro Farm Supplies 8.8
Best Dressed Chicken 198.7
Jamaica Poultry Breeders 2.9
Jamaica Eggs 1.5
WINCORP 0.8
Aquaculture Jamaica Ltd. 20.2

# Board of Directors



**L - R: Hirlie E. Williams** - Non-executive Director Representing Unionised Employees; **Douglas B. Senior** - Non-executive Director Representing Contract Truckers; **Christopher Levy** - Vice President, Aquaculture Operations; **I.V. Polly Brown** - Non-executive Director; **Hon. Raby Danvers Williams** - Chairman; Robert Levy - President, CEO; **Ian Parsard** - Vice President, Finance & Accounting, Non-Director; **Major Neil Lewis** - Vice President, Poultry Operations; **Barrington Pryce** - Representing Salaried Employees; **Malcolm McDonald** - Attorney-at-Law, Non-executive Director **Not included in photograph are: Nigel A. L. Clarke** - Ph.D., Non-executive Director; **Philip E. Levy** - C.A., Non-executive Director

# ADDENDUM

**Page 4 -**

Omitted from listing as absent from photograph of the Board of Directors is:

**Mr. Headley C. Brown**
Non-Executive Director
Representing Contract
Farmers

# Directors Report



The Directors present their annual report with the financial statements for the year ended 27 April 2002.

**RESULTS OF OPERATIONS**

## Turnover

The Group's turnover for the year amounted to $6,422,690,000 as compared with $6,047,225,000 for the previous year.

## Profit, Dividends and Appropriations

| | |
|---|---|
| Group Profit after taxation and minority interests in results of subsidiaries: | $338,010,000 |
| Profits brought forward from previous years were | $599,709,000 |
| To give an amount of | **$937,719,000** |
| Bonus issue of shares | ($107,078,000) |
| Dividend declared | ($59,964,000) |
| Thereby leaving profits to be carried forward as Retained Earnings of | **$770,677,000** |

## Directors

During the year, Mr. Charles J.M. Clarke resigned as a Director. Major Neil Lewis was appointed to fill the vacancy in accordance with Regulation 96 of the Articles of Association. He retires accordingly and being eligible offers himself for re-election. Other Directors retiring in accordance with Regulation 90 of the Articles of Association are Mrs. I. V. Brown, Mr. Malcolm McDonald, Mr. Barry Pryce, Mr. Headley Brown, Mr. Douglas Senior and Mr. Hirlie Williams, all of whom are eligible for re-election.

## Auditors

PricewaterhouseCoopers will continue in office as Auditors in accordance with the provisions of Section 153 (2) of the Companies Act.

BY ORDER OF THE BOARD

**Peter DePass**
Company Secretary

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Jamaica Broilers Group Limited will be held at the Jamaica Conference Centre, Ocean Boulevard, Kingston Mall, Kingston on Saturday, December 7, 2002 at 10:00 a.m. for the following purposes:-

1. **To receive the Report of the Directors and Audited Accounts for the year ended 27th April, 2002**
2. **To elect Directors**
3. **To approve the remuneration of the Directors**
4. **To authorise the Directors to fix the remuneration of the Auditors**
5. **To deal with the undermentioned as special business**

SPECIAL BUSINESS

To consider and if thought fit pass the following ordinary resolutions:-

(1) The authorised share capital of the company be and is hereby increased from $433,000,000 to $519,000,000 by the creation of 172,000,000 ordinary shares of 50c each, such shares to rank parri passu in all respects with the existing ordinary stock of the company and that as soon as the same are issued and fully paid up or credited as fully paid up, they be converted to ordinary stock transferable in units of 50c each:

(2) that pursuant to Article 129 of the Articles of Association upon the recommendation of the Directors, it is desirable to capitalise the sum of $85,662,600 standing to the credit of the revenue reserve and accordingly that the same shall not be paid in cash but be applied in paying up in full 171,325,200 unissued shares of the Company to be allotted and issued as fully paid up stock units to and amongst the members of the Company in proportion to their stockholdings on December 17, 2002.

DATED THIS 25TH DAY OF SEPTEMBER, 2002

BY ORDER OF THE BOARD

PETER DEPASS
SECRETARY
REGISTERED OFFICE
15 HOPE ROAD
KINGSTON 10

NOTE:

1. A member entitled to attend and vote at the meeting may appoint a proxy, who need also be a member, to attend and on a poll, vote on his/her behalf. A suitable form of proxy is enclosed. Forms of proxy must be lodged at the registered office of the company not less than 48 hours before the time of the meeting.

2. A corporate shareholder may (instead of appointing a proxy) appoint a representative in accordance with regulation 75 of the Companyís Articles of Association. A copy of regulation 75 is set out on the enclosed detachable proxy form.

# MISSION STATEMENT

With God's guidance, we shall efficiently manage our Company to fulfill its obligations to our customers, shareholders, employees, contractors and the community at large, with an attitude of service and commitment to truth, fairness and the building of goodwill.



THE 2001/2002 FINANCIAL YEAR WAS ANOTHER ONE IN WHICH OUR COMPANY SET PERFORMANCE RECORDS. AFTER TAX PROFITS INCREASED BY 8% OVER 2000/2001 TO $338M - NOTWITHSTANDING THE INCREASE OF $41M IN TAX PAYMENT. NET CURRENT ASSETS ALSO INCREASED BY 269% - MOVING FROM $205M TO $756M.




BROILERS
JB
OF COMPANIES

**There was a significant improvement in the liquidity of the Company.** This was made possible by the conversion of some of our short-term loans into longer-term instruments, and the reduction of the bank overdrafts. The improvement realized in the debt to equity ratio supports the Group's plan to move aggressively towards being debt-free by the end of the 2002/2003 fiscal year.

***A major contributor to the good performances realized during the year under review was the* improved efficiencies achieved in all aspects of our operations.** Perhaps the most significant benefit of the Group's reorganization towards the end of the 2000/2001 financial year is the new-found synergy amongst divisions. A tremendous amount of internal competition was removed and there is a more united effort to bring the best quality product to the consumer at an affordable price .

Executive Management Team L - R: Major Neil Lewis, Vice President, Poultry Operations; Ian Parsard, Vice President, Finance & Accounting; Christopher Levy, Vice President, Aquaculture Operations; Robert Levy, President & CEO; Claudette Cooke, Vice President, Human Resource Development & Public Relations; Conley Salmon, Assistant Vice President, Marketing; Leon Headley, Vice President, Procurement & Trading



We continue to pay strategic attention to reinvestment in our Company and, by extension, into the wider society. We again invested heavily in our Poultry operations, but also made important investments in Aquaculture Jamaica, as we believe that this area has the single largest potential for growth over the next seven years. The investments made are intended to see the Group growing our aquaculture production to the same level as poultry within ten years.

**The efforts to bring about customer satisfaction, through more efficient production and delivery of our products has been paying off.**

## Overview of Major Investments

The following is the breakdown of major fixed assets investments made:

| | |
|---|---|
| **- Poultry Division** | **$202M** |
| **- Aquaculture** | **$20M** |



The efforts to bring about customer satisfaction, through more efficient production and delivery of our products have been paying off. **Overall, products from our Group – whether they are the Best Dressed Chicken, Hi-Pro Feeds, Content Beef or the Best Dressed Fish – continue to be regarded as premium choices by consumers.** This is an exceptional achievement and it allows us to enjoy the largest market share in all of these areas.

We are especially pleased that our shareholders have also benefitted . The stock price opened trading at $1.50 on January 1, 2001 and by December 5, when a bonus of one for every three shares came into effect, the price was $2.10. Following the bonus issue the price was adjusted to $1.58 and subsequently climbed to $2.81 by the close of the financial year.

We are gratified at the strides being made, and pay tribute to our Management Team, our Employees and all our Stakeholders for their on-going support for our Company's growth and development.

The following operational highlights speak to the extent of the successes achieved:

## HIGHLIGHTS OF OPERATIONS

### The Best Dressed Chicken - Poultry Division

During 2001/2002, the Group implemented several strategies that were designed to transform all our operations into even more efficient units, and to help us to focus more solidly on areas of growth potential. Particular attention was paid to Poultry, our core business, and saw the merger of all areas of our poultry operations into one unit: the Best Dressed Chicken - Poultry Division. This Division now comprises the Feed Mill, Jamaica Poultry Breeders, the Hatchery and the Field Department, which is now located at the Feed Mill. The amalgamation led to the removal of duplications in our operations. It also helped us improve communication and co-operation internally, and to realize greater efficiencies in product and service delivery to our customers.

**The Processing Plant**

During the year under review, the Plant processed in excess of 24 million birds, with saleable kilograms of approximately 38 million. Our average plant yield was 79.26%, with a line efficiency of 105.2% - one of the top 3 in AGRISTATS. Capital expenditure for the year exceeded $60 million.

Our Processing Plant moved to maintain gains achieved by utilizing existing equipment, as well as through upgrading equipment in key areas of the Evisceration and Cut-Up Departments. Additionally, the Rendering Plant was upgraded - with the plant operating with six cookers for the first time.


The Best Dressed Chicken
GRADE "A"

Installation of an oil expeller resulted in a dramatic improvement in the quality of the by-products produced by the plant.

**The Feed Mill**

The external sales operation of Hi-Pro Feeds and the administrative operations of Hi-Pro Farm and Garden Centre were integrated during 2001/2002 and Mr. Conley Salmon was appointed Assistant Vice President, Marketing with responsibility for the merged entity. Good results were realized: Sales of $1.81 billion were recorded - thereby exceeding budgeted sales targets by 4% and profit by 5%. The major areas of the operation that contributed to this comprised Store Sales - which increased by 12% over last year - and Chick Sales, which also grew by 12%. Profit from Feed Sales were in line with budget.

The unit's drive to lower costs also continued. In concert with the Field Department, the Feed Mill embarked on a programme to use mashed feed in the poultry diets, with no loss of conversion





efficiency or growth rates. This resulted in the reduction or elimination of pelleting costs and an increase in Mill capacity. The Feed Mill plans to further improve customer satisfaction by expanding the range of products carried, and continuing customer education and technical assistance. Emphasis will also be placed on enhancing the efficiencies already achieved through the creation of the merged Division.

**Field Department**

Among the most significant outcomes of the merger of the Field Department with the Feed Mill was the improvement in logistics and quality standards. Mortality and feed conversions continued to fall in line with AGRISTATS standards. The Field staff was reorganized and pursued on-going training exercises both locally and overseas, with the aim of training farmers and Field Officers in modern and correct husbandry practices.

The Department also placed further emphasis on reclassifying existing contract farmers to reflect their different levels of efficiency. At the same time, we continued to encourage investment in technologically improved tunnel houses. Such houses were built at a rate of 1.5 standard 40' x 400 ft houses per month during 2001/2002.

**The Hatchery**

There was significant upgrading at the Hatchery during 2001/2002. A new 880 kva generator was installed at a cost of $6 million. Other new installations comprised a water chiller, a water treatment plant, four air conditioning units in the Hatcher Rooms, and the addition of two air conditioning units in the Chick and Egg Rooms. Since completion of the upgrade, hatchability has improved significantly and stood at a highly-efficient 84% at year end.

**Jamaica Poultry Breeders**

2001/2002 was a good year for our Breeder Operations, as we produced 1.21 million dozen hatching eggs - 5% above the target for the year. Capital expenditure was focused on upgrading poultry house nests, feeding and watering systems, as well as on improving the reliability and use of our water and electricity supplies.

The year also saw us continuing our drive to be cost competitive with USA-based suppliers of hatching eggs.

**Since completion of the upgrade, hatch-ability has improved significantly**

## Content Agricultural Products

Our beef operations continue to be a challenge in the face of the downturn in consumption. This resulted in a 15% reduction in the volume of beef sales during the year under review. However, one significant achievement is that, towards the end of the year, we started supplying McDonald's with beef patties. Content is now one of the few companies that supplies three (3) of the largest Quick Service Restaurants (QSRs) in Jamaica: Burger King, McDonald's and Wendy's.

The most significant change that took place at Content during the year was an almost 50% reduction in the capacity of our Feedlot operations. This meant that we purchased more finished cattle from beef farmers for slaughter. Increased exports of Content beef to our Caribbean neighbours also allowed us to increase the take-off from cattle farmers. Nonetheless, the reduction in our Feedlot operations brought some challenges for the farmers who now have to make urgent decisions in respect of herd size and breeding programmes. Content remains committed to supporting our farmers and to working closely with them during this transition.

In terms of the future of Content, we expect to see continued improvement in profitability as our volumes and range of further processed products increase.

## Aquaculture Jamaica

Aquaculture's results were disappointing this year, as the high expectation of growth in the QSR sector did not materialize. Completion of the Further Processed products line in the Plant enabled the production of various value-added products, some of which received rave reviews. However, no firm market was obtained.

The year's problems were compounded by major challenges in our grow-out facilities,





which severely reduced production and increased costs. The causes are being identified and corrected, but they created difficulties in our export market and resulted in the loss of one of our major customers in the United States. These are the costly challenges that face all pioneers in building new industries and we simply have to have the courage to live through them.

During the period under review, a critical look was taken of the operations and a six-year plan of the way forward was developed. This plan sees fish achieving its true potential over the next ten years to be where poultry now stands within the Group. We anticipate a 10-fold increase in fish production within that time frame.

Resulting from the visit of our management team to the Far East, we have developed new aquaculture production techniques. The concept is to build a facility on the same parameters that drive the success of the new "tunnel ventilated" houses in poultry. Financing of this new facility was achieved by a grant from The Ministry of Agriculture's Agriculture Support Services Programme (ASSP). If this experiment proves successful, it will be replicated throughout the aquaculture operations of the company's farms and contract farmers' operations.

In March 2002 a full reassessment of the company's operation was carried out and accreditation by the ISO9002 Standards was retained.

## Best Dressed Foods

The company experienced an eventful but very successful year during 2001/2002. We encountered fierce competition from both imports and local processors, but we were able to overcome them successfully with aggressive customer service that met the specific needs of our customer base. This servicing was assisted tremendously by the move of the Sales Department facilities to the Processing Plant at Spring Village, and the resulting enhancement of our ability to provide customers swiftly with information that is critical to the smooth management of poultry inventories in their establishments.

Best Dressed Foods therefore enjoyed strong sales during the year under review, with a 5% increase over the previous year. We achieved this despite the fact that we discounted products at the end of the first quarter in order to gain market share and to reduce inventory.

Chicken product sales through Jabexco, our export company increased in the Cayman Islands during the year under review. Beef sales also increased significantly - resulting primarily from the acquisition of a new customer in Trinidad & Tobago.

Sales of Reggae Jammin' products increased by 2.5 % over the last financial year, with Reggae Jammin' Chicken realizing an increase of 22.99% - due mainly to increased demand for Marinated Whole Chicken for Rotisserie Ovens. However, sales in Reggae Jammin' Burger decreased by 7.26% in 2001/2002 when compared with sales in 2000/2001. The decline

(cont. pg 20)



The Best Dressed Chicken
GRADE "A"
CHICKEN
SEE REVERSE FOR DETAILS
BURG
COOKS FROM FROZEN IN
BURGERS
COOKS FROM FROZEN IN FIVE MINUTES!


REGGAE
BUR
5
NET WT 5 X 85g (3oz) = 425g (15oz)
Seasoned Beef
Original Beef

(from pg 17)

was largely attributable to negative media coverage on beef. Sales of Jerk Fish products also declined by 6.38% - primarily because of production problems.

Tilapia sales trended downward during 2001/2002, caused by a supply down-turn that resulted from the production problems that were already outlined.

Other highlights of our operations during 2001/2002 included a concentration of efforts on Product Development and Research to facilitate the creation of new products for the marketplace; the launching of a new Fish Sandwich product with Island Grill; and restructuring of the company's sales force to ensure greater efficiency in the delivery of products and services.

### Jamaica Egg Services

2001/2002 was an extremely challenging one for Jamaica Egg Services (JES) as our customers - Layer Farmers - experienced their worst year since 1998. However, despite the fact that many of these farmers did not replace low-producing flocks that were culled, our company ended the year with a modest profit from the sale of 250,397 pullets.

During the year under review, the company placed renewed emphasis on pullet quality by addressing several husbandry and veterinary challenges. Specifically, we successfully instituted changes in vaccine selection, as well as in ration formulation to more closely match breed recommendations. It is expected that these changes will positively impact production efficiency factors such as mortality rates and feed conversion and will be reflected in our 2002/2003 results.

Our company also provided leadership in the formation of the Egg Industry Development Committee - formed primarily to develop programmes and strategies that will lead to an increase in per capita egg consumption. Such an increase has been identified as one of the factors critical to our future success.

## International Operations & Banking

### West Indies Nutritional Corporation Limited - Freezone

WINCORP recorded a significant decline in external sales during 2001/2002. Greater involvement of large US-based companies in the markets of the Eastern Caribbean have resulted in major restructuring and consolidation. There has therefore been a reduction in the number of feed mills, as well as increased integration of poultry operations. This, along with the fact that the US entities are themselves competitors of WINCORP, led to the declines our company experienced during the year.

Additional factors that impacted sales negatively included a continued increase in competition from European suppliers, as well as a reduction in sales to Trinidad & Tobago - due mainly to the loss of our largest customer in that market. Another of our customers in Trinidad merged operations with the largest



broiler producer in that country, resulting in a further reduction in sales.

In order to counter these challenges, we have embarked on a programme to expand our product range to our present customers. In addition, greater emphasis is being placed on the development and sale of new animal health products which are also expected to impact margins positively in the next financial year.

## WINCORP International Inc. - Florida, USA

During 2001/2002, WINCORP Inc. achieved its highest sales - reflecting an increase of 9% over the previous year. Net profit was also ahead of budget by 21%. The year's gains were achieved when the company realized its objective of creating a marketing base for repeat orders. This was done through the sales categories of Consumer Goods and Hardware & Building Supplies, which recorded increases of 60% and 25%, respectively.

Also contributing noticeably to the company exceeding budgeted targets were the containment of overhead expenses, as well as the improved profitability and efficiency of Consolidated Freight & Shipping Inc. - a wholly-owned freight forwarding and consolidating subsidiary.

For the 2002/2003 financial year, WINCORP Inc. will continue on the present path towards increased efficiency, a strong and satisfied customer base, and a focus on sales of repeatable products such as Tunnel Ventilated houses.

## International Poultry Breeders

International Poultry Breeders moved into a profit position during the year under review and exceeded all our targets for the year. This was achieved through a combination of efforts in strategic areas. We collaborated with our contractors and associates to reduce our debt through the sale of pullet houses, and raised the production bar on farms via increased supervision and encouragement of a higher standard of work ethic, and administration on all farms.

The following chart demonstrates the efficiencies achieved during 2001/2002:

| | Actual | Budget AGRISTATS |
|---|---|---|
| H.E. Produced Doz. | 3,847,500 | 3,538,872 |
| Mortality Females | 10.05% | 13.0% |
| Feed Used/Doz. H.E. | 6.7 lbs | 6.8 lbs |
| Feed Cost/Doz. H.E. | .47 cents | .42 cents |
| H.E./H.H. | 158 | 165 |

### Capital & Credit Holdings Limited

Our associated company, Capital & Credit Holdings Ltd., recorded increases in Net Profit After Tax for the eighth consecutive year in 2001/2002 - moving up by 11% to $215 million from the $193 million in Profit realized in the previous year. The Group's share of profits was $45 million, after tax.

## THE WAY FORWARD

The pendulum of world trade is swinging, and our Group's hope is that the meaning of FTA will soon change from "Free Trade Areas" to "Fair Trade Areas". Such a review of the meaning of the regimes under which trade is taking place is being lobbied for by developing nations which have had to face the reality that the true beneficiaries of "Free" trade have been developed nations.

*The fact is that FTAs are not always practical* when fragile industries can be destroyed by unbridled competition. We believe that if a country is to open its markets and industries to compete on a worldwide basis, the playing field has to be a level one - that is, defined and open to all. It is a known fact that the reluctance of the USA market to grant such open access to its huge market has led to the country having to address several issues before the World Trade Organization (WTO). There is the issue, for example, of subsidies USA gives to its agricultural sector that are under serious challenge by the WTO.

At the same time, the poultry market structure within the USA continues to allow US companies to sell leg quarters at prices that do not reflect the cost of production. In reality, US consumers subsidize the export of leg quarters to other countries that do not have access to the US market. And when these low-priced leg quarters are allowed to enter (say) the Jamaican market, it places severe pressure on poultry producers at all levels of the system - from the chicken farmer to the processing plants - which must scramble to compete in a situation which is patently unfair. Yet even as this is happening to other countries, the USA can go before the WTO to object to what it sees as a blocking of Thai poultry into the US ... *or will step outside of the philosophy it supports in order to defend one of its own industries - Steel.*

The Caribbean Poultry Association (CPA), of which Jamaica Broilers is the largest entity, has worked successfully to ensure that the lobby to Government bodies and negotiators is supported by convincing studies and research that prove how vital the industry is to the region's economies, and the need to defend it against unfair external competition. As our Group moves forward, we commit to:

- Continuing to be in the vanguard of the Caribbean movement, being led by the CPA, to help secure the future of the region's Poultry industry;
- Persisting in our efforts to produce at internationally-competitive levels of efficiency in all of our operations.

- Investing in areas that are compatible with our core operations and which allow us to take advantage of opportunities to improve our profitability for the benefit of all our stakeholders.

- Researching, identifying and producing quality value-added products for our customers, and delivering them in a cost-effective way which optimizes customer satisfaction.

With God's direction and support and the vision that He instills in our Management Team and employees, we are confident of success.



**Hon Raby Danvers Williams**
O.J., C.D., J.P., C.L.U.
Chairman



**Robert E. Levy**
President and
Chief Executive Officer

# Core Business Statistics

| CHICKEN | IPB | JPB | Total |
|---|---|---|---|
| No. of birds in laying farms | 174,390 | 60,520 | 234,910 |
| No. of birds in grow out farms | 141,446 | 48,460 | 189,906 |
| No. of Doz. of fertile eggs produced during the year | 3,546,025 | 1,120,694 | 4,666,719 |
| No. of hatching eggs being placed per week | | | 792,984 |
| No. of birds on feed | | | 2,412,678 |
| Square meters of contract broiler growing space (approx.) | | | 412,617 |
| No. of birds placed on farms during the year | | | 25,148,939 |
| kg. of chicken meat produced during the year | | | 38,983,367 |

## BEEF

| | |
|---|---|
| No. of head of cattle in feed lot | 1,150 |
| Feed lot capacity at McCook's Pen | 1,500 |
| No. of head of cattle slaughtered during year | 9,905 |
| kg. of meat produced during the year | 2,222,589 |

## FISH

| | |
|---|---|
| No. of fingerling produced | 28,830,190 |
| No. of kg. of fish in ponds | 1,020,813 |
| Hectares of growing ponds | 154 |
| kg. of fish produced during the year | 3,391,341 |

## FEED

| | |
|---|---|
| Tonnes of grain purchased during the year | 171,351 |
| Feed mill capacity - Tonnes | 240,000 |
| Tonnes of feed sold during the year | 221,559 |

## CONTRACTORS & FACILITIES

| | |
|---|---|
| No. of contract farmers | 198 |
| No. of contract trucks operated | 77 |
| No. of operating locations | 13 |

Notes

1. These figures represent information as at the year end.

# 10 Largest Ordinary Shareholders

As at 31 July 2002

| STOCKHOLDER | AMOUNT OF STOCK |
|---|---|
| 1. Portland Corporation Limited | 149,901,722 |
| 2. Jamaica Broilers A/C JBET | 111,594,030 |
| 3. Halcyon Limited | 48,863,396 |
| 4. The Arrol Trust | 31,115,594 |
| 5. National Insurance Fund | 23,912,805 |
| 6. Scotia Trust A/C #542 | 18,090,068 |
| 7. Pan Caribbean Merchant Bank A/C 1996 | 14,977,916 |
| 8. West Indies Trust Company WT89 | 13,311,998 |
| 9. Carzlyn Limited | 9,706,478 |
| 10. Capital & Credit Holdings Limited | 5,970,168 |



PETER DEPASS
SECRETARY

July 31, 2002

# Stockholders' Profile

## Shareholdings of Directors/Senior Management and Connected Parties:

| [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|
| R. Danvers Williams | 4,266,666 | Shirley Williams (Joint Holder) | |
| Robert E. Levy | 7,234,994 | Portland Corp. Ltd. | 149,901,722 |
| Philip E. Levy | 4,105,806 | Portland Corp. Ltd. | 149,901,722 |
| Christopher E. Levy | 1,950,940 | – | – |
| Malcolm D.L. McDonald | 1,331,200 | – | – |
| I. V. (Polly) Brown | NIL | – | – |
| Dr. Nigel A. L. Clarke | 8,898 | – | – |
| Headley C. Brown | 338,232 | – | – |
| Barrington A. Pryce | 53,248 | – | – |
| Douglas Senior | NIL | – | – |
| Hirlie Williams | 63,601 | – | – |
| Major N. Lewis | 2,305,564 | – | – |

| SENIOR MANAGEMENT | NO. OF SHARES | CONNECTED PARTY | NO. OF SHARES |
|---|---|---|---|
| Ian Parsard | 157,638 | | |
| Claudette Cooke | 413,225 | | |
| Leon Headley | 2,178,054 | | |

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
Box 372
Kingston Jamaica
Telephone (876) 922 6230
Facsimile (876) 922 7581

22 August, 2002

To the Members of
Jamaica Broilers Group Limited
Kingston

**AUDITORS' REPORT**

We have audited the financial statements set out on pages 28 to 55. These financial statements are the responsibility of the directors and management. The directors and management are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent, follow applicable accounting standards and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the group and the company will continue in business. The directors and management are responsible for keeping proper accounting records, for safeguarding the assets of the group and the company and for the prevention and detection of fraud and other irregularities. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain subsidiaries resident outside of Jamaica, which reflect revenues outside the group of $275,631,000 and $145,113,000 for the years 27 April 2002 and 28 April 2001, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries is based solely on the report of the other auditors.

We conducted our audit in accordance with standards on auditing generally accepted in Jamaica. Those standards require that we plan and perform the audit to obtain all the information and explanations which we considered necessary to provide us with reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and significant estimates made by the directors and management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the auditors of those subsidiaries not audited by us, proper accounting records have been kept and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of the group and the company as at 27 April 2002 and of the results of operations and cash flows of the group and changes in equity for the group and the company for the year then ended, so far as concerns the members of the company, and have been prepared in accordance with Jamaican generally accepted accounting principles and comply with the provisions of the Jamaican Companies Act.

PricewaterhouseCoopers

Chartered Accountants
Kingston, Jamaica

## GROUP PROFIT AND LOSS ACCOUNT
**Year ended 27 April 2002**

| | Note | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|---|
| **Turnover** | 3 | 6,422,690 | 6,047,225 |
| Cost of sales | | ( 4,779,062) | ( 4,546,565) |
| **Gross Profit** | | 1,643,628 | 1,500,660 |
| Other operating income | | 37,780 | 16,077 |
| Distribution costs | | ( 326,117) | ( 249,655) |
| Administrative and other expenses | | ( 869,568) | ( 826,220) |
| **Operating Profit** | 4 | 485,723 | 440,862 |
| Finance costs | 6 | ( 110,535) | ( 154,752) |
| Share of results of associated companies | | 52,000 | 47,728 |
| Exceptional items | 7 | ( 26,631) | 605 |
| **Profit before Taxation** | | 400,557 | 334,443 |
| Taxation | 8 | ( 62,547) | ( 21,018) |
| **Net Profit Attributable to Stockholders of Holding Company** | | 338,010 | 313,425 |
| Dealt with in the financial statements of: | | | |
| Holding company | | 157,605 | 185,993 |
| Subsidiaries | | 135,405 | 88,770 |
| Associated companies | | 45,000 | 38,662 |
| | | **Cents** | **Cents** |
| **Earnings Per Stock Unit** | 9 | 39.46 | 36.59 |

# GROUP BALANCE SHEET
## 27 April 2002

| | Note | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|---|
| **NET ASSETS EMPLOYED** | | | |
| **Fixed Assets** | 10 | 1,686,219 | 1,617,249 |
| **Investments** | 11 | 204,714 | 165,176 |
| **Deferred Expenditure** | 12 | 17,852 | 19,300 |
| **Current Assets** | | | |
| Inventories | 14 | 955,042 | 916,970 |
| Receivables | 15 | 667,021 | 585,679 |
| Affiliates | 16(b) | 13,199 | 4,382 |
| Taxation recoverable | | 1,612 | 2,887 |
| Cash and deposits | 17 | 271,325 | 205,140 |
| | | 1,908,199 | 1,715,058 |
| **Current Liabilities** | | | |
| Payables | 18 | 634,670 | 792,384 |
| Taxation payable | | 56,002 | 1,895 |
| Dividends payable | 19 | 59,964 | 32,123 |
| Bank overdraft and short term loans | 20 | 343,194 | 594,482 |
| Current portion of long term liabilities | 23 | 58,391 | 89,132 |
| | | 1,152,221 | 1,510,016 |
| **Net Current Assets** | | 755,978 | 205,042 |
| | | 2,664,763 | 2,006,767 |
| **FINANCED BY** | | | |
| **Share Capital** | 21 | 428,313 | 321,235 |
| **Capital Reserve** | 22 | 910,166 | 875,453 |
| **Retained Earnings** | | 770,677 | 599,709 |
| | | 2,109,156 | 1,796,397 |
| **Long Term Liabilities** | 23 | 555,607 | 210,370 |
| | | 2,664,763 | 2,006,767 |

On behalf of the Board

Robert E. Levy — Director

Malcolm D. L. McDonald — Director

# GROUP STATEMENT OF CHANGES IN EQUITY

**Year ended 27 April 2002**

| | Note | Number of Shares '000 | Share Capital $'000 | Capital Reserve $'000 | Retained Earnings $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| Balance at 29 April 2000 | | 642,470 | 321,235 | 848,027 | 344,106 | 1,513,368 |
| Translation gain | 22 | - | - | 27,426 | - | 27,426 |
| Net profit | | - | - | - | 313,425 | 313,425 |
| Dividends | 19 | - | - | - | ( 57,822 ) | ( 57,822 ) |
| **Balance at 28 April 2001** | | 642,470 | 321,235 | 875,453 | 599,709 | 1,796,397 |
| Bonus issue of shares | 21 | 214,156 | 107,078 | - | ( 107,078 ) | - |
| Translation gain | 22 | - | - | 34,713 | - | 34,713 |
| Net profit | | - | - | - | 338,010 | 338,010 |
| Dividends | 19 | - | - | - | ( 59,964 ) | ( 59,964 ) |
| **Balance at 27 April 2002** | | 856,626 | 428,313 | 910,166 | 770,677 | 2,109,156 |

## GROUP STATEMENT OF CASH FLOWS
**Year ended 27 April 2002**

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| **CASH RESOURCES WERE PROVIDED BY/(USED IN):** | | |
| **Operating Activities** | | |
| Net profit | 338,010 | 313,425 |
| Items not affecting cash resources: | | |
| Depreciation | 158,482 | 150,232 |
| Deferred expenditure written off | 1,448 | 15,210 |
| Loss/(Gain) on disposal of fixed assets | 8,444 | ( 1,153) |
| Profit on disposal of investment | ( 20,438) | - |
| Share of losses of limited partnership | 5,451 | - |
| Unremitted profit in associated companies | ( 45,000) | ( 38,662) |
| | 446,397 | 439,052 |
| Changes in non-cash working capital components: | | |
| Inventories | ( 38,072) | ( 61,451) |
| Receivables | ( 81,342) | ( 59,194) |
| Taxation | 55,382 | 3,626 |
| Affiliates | ( 8,817) | 5,169 |
| Payables | ( 157,714) | 136,644 |
| | ( 230,563) | 24,794 |
| Cash provided by operating activities | 215,834 | 463,846 |
| ***Financing Activities*** | | |
| Long term loans, net | 314,496 | ( 127,894) |
| Dividends paid | ( 32,123) | ( 51,398) |
| Exchange loss on financing activities of foreign subsidiaries | 6,665 | 10,897 |
| Cash provided by/(used in) financing activities | 289,038 | ( 168,395) |

## GROUP STATEMENT OF CASH FLOWS (continued)
**Year ended 27 April 2002**

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| **Investing Activities** | | |
| Purchase of investments | - | ( 326) |
| Deferred expenditure | - | ( 848) |
| Proceeds from disposal of fixed assets | 28,229 | 7,553 |
| Proceeds from sale of investment | 20,449 | - |
| Purchase of fixed assets | ( 264,125) | ( 339,822) |
| Exchange gain on investing activities of foreign subsidiaries | 28,048 | 18,498 |
| Cash used in investing activities | ( 187,399) | ( 314,945) |
| Increase/(decrease) in net cash and cash equivalents | 317,473 | ( 19,494) |
| Net cash and cash equivalents at beginning of year | ( 389,342) | ( 369,848) |
| **NET CASH AND CASH EQUIVALENTS AT END OF YEAR** | ( 71,869) | ( 389,342) |
| Cash and cash equivalents comprise: | | |
| Cash and deposits | 271,325 | 205,140 |
| Bank overdraft and short term loans | ( 343,194) | ( 594,482) |
| | ( 71,869) | ( 389,342) |

# COMPANY BALANCE SHEET
## 27 April 2002

| | Note | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|---|
| **NET ASSETS EMPLOYED** | | | |
| **Fixed Assets** | 10 | 1,121,198 | 1,009,908 |
| **Investments** | 11 | 198,037 | 153,048 |
| **Deferred Expenditure** | 12 | 16,671 | 17,540 |
| **Interest in Subsidiaries** | 13 | 421,201 | 285,796 |
| **Current Assets** | | | |
| Inventories | 14 | 683,471 | 650,098 |
| Subsidiaries | | - | 47,175 |
| Receivables | 15 | 495,451 | 447,933 |
| Affiliates | 16(b) | 13,199 | 4,382 |
| Taxation recoverable | | - | 730 |
| Cash and deposits | 17 | 175,574 | 154,599 |
| | | 1,367,695 | 1,304,917 |
| **Current Liabilities** | | | |
| Payables | 18 | 520,015 | 681,224 |
| Taxation payable | | 51,808 | - |
| Subsidiaries | | 55,805 | - |
| Dividends payable | 19 | 59,964 | 32,123 |
| Bank overdraft and short term loans | 20 | 311,293 | 570,580 |
| Current portion of long term liabilities | 23 | 30,309 | 60,686 |
| | | 1,029,194 | 1,344,613 |
| **Net Current Assets/(Liabilities)** | | 338,501 | (39,696) |
| | | 2,095,608 | 1,426,596 |
| **FINANCED BY** | | | |
| **Share Capital** | 21 | 428,313 | 321,235 |
| **Capital Reserve** | 22 | 421,159 | 421,159 |
| **Retained Earnings** | | 770,677 | 599,709 |
| | | 1,620,149 | 1,342,103 |
| **Long Term Liabilities** | 23 | 475,459 | 84,493 |
| | | 2,095,608 | 1,426,596 |

On behalf of the Board

Robert E. Levy — Director

Malcolm D. L. McDonald — Director

## COMPANY STATEMENT OF CHANGES IN EQUITY
**Year ended 27 April 2002**

| | Note | Number of Shares | Share Capital | Capital Reserve | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| | | '000 | $'000 | $'000 | $'000 | $'000 |
| Balance at 29 April 2000 | | 642,470 | 321,235 | 421,159 | 344,106 | 1,086,500 |
| Net profit | | - | - | - | 313,425 | 313,425 |
| Dividends | 19 | - | - | - | ( 57,822) | ( 57,822) |
| **Balance at 28 April 2001** | | 642,470 | 321,235 | 421,159 | 599,709 | 1,342,103 |
| Bonus issue of shares | | 214,156 | 107,078 | - | ( 107,078) | - |
| Net profit | | - | - | - | 338,010 | 338,010 |
| Dividends | 19 | - | - | - | ( 59,964) | ( 59,964) |
| **Balance at 27 April 2002** | | 856,626 | 428,313 | 421,159 | 770,677 | 1,620,149 |

NOTES TO THE FINANCIAL STATEMENTS
27 April 2002

## 1. Identification

Jamaica Broilers Group Limited (the company) is a company limited by shares incorporated under the laws of Jamaica.

The principal activities of the company, its subsidiaries and its associated companies include the production and distribution of chicken, beef, fish, and animal feeds (Note 2(b)).

All amounts in these financial statements are stated in Jamaican dollars except where otherwise noted.

## 2. Significant Accounting Policies

### (a) Basis of preparation

These financial statements have been prepared in accordance with and comply with Jamaican Accounting Standards, and have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets.

### (b) Consolidation

The group financial statements include the financial statements of the company and its operating divisions, subsidiaries and associated companies as follows:

| | Principal Activities | % Ownership at 27 April 2002 |
|---|---|---|
| **Resident in Jamaica:** | | |
| **Operating divisions** | | |
| Best Dressed Chicken | Poultry production and feed milling | 100 |
| Best Dressed Foods | Distributors of chicken, beef and fish | 100 |
| Content Agricultural Products | Beef production | 100 |
| Hi-Pro Farm Supplies | Feed sales/retailers of farming equipment and supplies | 100 |
| Jamaica Eggs Services | Pullet production | 100 |
| **Subsidiaries** | | |
| Aquaculture Jamaica Limited and its wholly owned subsidiaries: | Fish farming | 100 |
| Jamaica Freshwater Snapper Limited | Fish farming | 100 |
| T.Hart Farms Limited | Fish farming | 100 |
| Content Agricultural Products Limited | Property rental | 100 |
| Energy Associates Limited | Holding and investment company | 100 |
| Jabexco Limited | Non-trading | 100 |
| Jamaica Eggs Limited | Property rental | 100 |
| Jamaica Poultry Breeders Limited | Hatching egg production | 100 |
| Levy Industries Limited and its subsidiaries: | Property rental | 100 |
| Caribbean Asbestos Products Limited | Non-trading | 90 |
| Caribbean Industrial Equipment Limited | Non-trading | 90 |
| Master Blend Feeds Limited | Property rental | 100 |
| West Indies Nutritional Corporation Limited | Manufacturers and distributors of feed ingredients | 100 |
| Best Dressed Chicken Limited | Non-trading | 100 |
| J. B. Trading Limited | Non-trading | 100 |
| Trafalgar Agriculture Development Limited | Non-trading | 100 |

## 2. Significant Accounting Policies (Continued)

### (b) Consolidation (Continued)

| | Principal Activities | % Ownership at 27 April 2002 |
|---|---|---|
| **Resident outside of Jamaica:** | | |
| International Poultry Breeders LLC, U.S.A. | Hatching egg production | 90 |
| Jabexco Cayman Limited, Cayman | Non-trading | 40 |
| JBG (UK) Limited and its associated company: | Holding company | 100 |
| JPH Investments Limited, U.K. | Investment company | 50 |
| Wincorp International, Inc., U.S.A. and its subsidiary: | Procurers and distributors of agricultural and industrial supplies | 100 |
| Consolidated Freight and Shipping, Inc. | Ocean freight consolidator | 100 |
| **Associated companies resident in Jamaica:** | | |
| Capital & Credit Holdings Limited and its wholly owned subsidiaries: | Holding and investment company | 20 |
| Capital & Credit Merchant Bank Limited | Merchant and investment banking | 20 |
| CCM Limited | Investment company | 20 |

Jabexco Cayman Limited is consolidated in these accounts on the basis of significant control by virtue of an agreement with other investors and through significant control exercised by Jamaica Broilers Group Limited over the financial and operating policies of the company.

### (c) Equity accounting

The financial statements of the holding company have been prepared on the equity basis whereby its share of the profits or losses of subsidiaries and associated companies are recognised as an increase or decrease in investment and retained earnings.

### (d) Use of estimates

The preparation of financial statements in conformity with Jamaican generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Significant Accounting Policies (Continued)

**(e) Fixed assets and depreciation**

Fixed assets are stated at cost or valuation. Depreciation is calculated for all fixed assets, except freehold land, on the straight line basis at such rates as will write off the assets over the period of their expected useful lives. The expected useful lives are as follows:

| | |
|---|---|
| Freehold buildings | 11 - 100 years |
| Leasehold property | Life of lease |
| Machinery and equipment | 4 – 33 years |
| Furniture and fixtures | 10 years |
| Motor vehicles | 3 – 5 years |

Gains and losses on disposal of fixed assets are determined by reference to their carrying amount and are taken into account in determining operating profit.

**(f) Quoted and other investments**

Quoted and other investments are shown at cost and provision is only made where, in the opinion of the Directors, there is a permanent dimunition in value. Where there has been a permanent dimunition in the value of an investment, it is recognised as an expense in the period in which the dimunition is identified.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit and loss account.

**(g) Deferred expenditure**

This is amortised over the expected period of benefit or in the case of leasehold property over the shorter of the remaining life of the asset or the remainder of the lease term.

**(h) Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is determined as follows:-

( i) Flocks in field together with breeder and layer flocks and pullets at accumulated cost of chicks, feed, medication, and in respect of breeder flocks and livestock, accumulated production costs.

(ii) Processed broilers, beef and fish at accumulated cost of growing and processing, or landed cost.

## 2. Significant Accounting Policies (Continued)

**(h) Inventories**

(iii) Finished feeds and fertilizers at cost of production.

(iv) All other items of inventory at landed cost or purchase price.

**(i) Trade receivables**

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

**(j) Cash and cash equivalents**

For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank and in hand, and deposits held at call with banks, net of bank overdraft and short term loans.

**(k) Leases**

Leases of fixed assets where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in finance lease obligations. The interest element of the finance charge is charged to the profit and loss account over the lease period. The fixed assets acquired under finance leasing contracts are depreciated over the useful lives of the assets.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.

**(l) Revenue recognition**

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of discounts and allowances. Interest income is recognised on the accruals basis.

## 2. Significant Accounting Policies (Continued)

**(m) Foreign currencies**

(i) Transactions in currencies other than the principal currency are accounted for at the exchange rates in effect on the transaction dates.

(ii) Assets and liabilities denominated in foreign currencies are translated into Jamaican dollars at the rates of exchange prevailing at balance sheet date and the resulting gain or loss reflected in the profit and loss account except that translation differences on foreign currency liabilities relating to the acquisition of fixed assets are included in the carrying amount of the related fixed assets.

(iii) The financial statements of the foreign subsidiaries are translated into Jamaican dollars using the exchange rate prevailing at balance sheet date. The resultant gains or losses are reflected in capital reserve.

**(n) Financial instruments**

Financial instruments carried on the balance sheet include cash and deposits, investments, receivables, payables, bank overdraft and short term loans and long term liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The fair values of the group's financial instruments are discussed in Note 25.

**(o) Pension costs**

The group accrues and funds these costs annually and such costs are actuarially determined.

**(p) Deferred taxation**

Deferred taxation is not recognised in these financial statements because timing differences are not considered likely to reverse in the foreseeable future.

**(q) Comparative information**

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

## 3. Turnover

The group turnover represents the price of goods and services sold to customers after deducting discounts and allowances.

## 4. Operating Profit

The following have been charged/(credited) in arriving at operating profits:

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Auditors' remuneration | 9,541 | 10,953 |
| Depreciation | 158,482 | 150,232 |
| Directors' emoluments - | | |
| Fees | 3,720 | 2,856 |
| Management remuneration (included in staff costs) | 29,250 | 43,545 |
| Loss/(Gain) on disposal of fixed assets | 8,444 | ( 1,153) |
| Operating lease expense | 11,413 | 8,885 |
| Repairs and maintenance | 147,711 | 161,851 |
| Staff costs (Note 5) | 886,487 | 984,741 |

## 5. Staff Costs

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Wages, salaries and contractors' costs | 717,442 | 799,188 |
| Statutory contributions | 45,539 | 59,137 |
| Pension costs | 13,230 | 17,004 |
| Other | 110,276 | 109,412 |
| | 886,487 | 984,741 |
| Restructuring costs (Note 7) | 19,076 | 115,033 |
| | 905,563 | 1,099,774 |

The number of persons employed by the Group at the year end were as follows:

| | 27 April 2002 No. | 27 April 2001 No. |
|---|---|---|
| Full-time | 321 | 425 |
| Part-time | 9 | 31 |
| Contractors and their employees | 1,221 | 1,072 |
| | 1,551 | 1,528 |

## 6. Finance Cost

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Interest and other investment income | 7,395 | 15,848 |
| Interest expense | | |
| Bank borrowings | ( 111,662) | ( 150,686) |
| Finance leases | ( 6,268) | ( 19,914) |
| | ( 117,930) | ( 170,600) |
| | ( 110,535) | ( 154,752) |

## 7. Exceptional Items

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| These comprise: | | |
| Restructuring costs | ( 19,076) | ( 115,033) |
| Refund from pension scheme | - | 120,000 |
| Profit on disposal of investment | 20,438 | - |
| Provision for receivables | ( 27,993) | ( 4,362) |
| | ( 26,631) | 605 |

The restructuring cost is a consequence of the implementation of a restructuring and reorganisation programme throughout the Group which resulted in certain positions being made redundant.

The refund represented a portion of the Group's pension scheme surplus identified during the valuation conducted in 1999 (Note 27).

## 8. Taxation

(a) The egg production operation of Jamaica Poultry Breeders Limited was relieved from income tax until 1989 by virtue of the provisions of the Industrial Incentives Act. With effect from 1990 the egg production and crop growing operations are relieved from income tax for ten years under the provisions of the Income Tax (Approved Farmers) Act. A further five year period of relief was granted in 2000 by the Ministry of Agriculture.

Under the Income Tax Act mentioned above, the fish farming operations of Aquaculture Jamaica Limited were also relieved from income tax for a period of ten years ended April 1993. This period was extended to April 1998.

Subject to agreement by the Commissioner of Income Tax, profits in the holding and subsidiary companies that are available for distribution to shareholders resident in Jamaica, without deduction of income tax, amount to approximately $34,003,000.

(b) Taxation charge is based on the group profit for the period, adjusted for taxation purposes and consists of:

| | **27 April 2002 $'000** | **28 April 2001 $'000** |
|---|---|---|
| Income tax at 33 1/3% | ( 132,284) | ( 116,255) |
| Tax credit on bonus shares | 21,416 | 26,770 |
| Prior year over accrual | 4,963 | 2,223 |
| Special capital allowance | 51,833 | 76,186 |
| Overseas taxation | ( 1,475) | ( 876) |
| Associated companies | ( 7,000) | ( 9,066) |
| | ( 62,547) | ( 21,018) |

The group tax charge for both years is disproportionate to the reported profit as a result of the utilisation of tax losses, special capital allowance and tax credit on bonus shares.

The special capital allowance is subject to approval by the Ministry of Industry and Commerce.

(c) Subject to agreement by the Commissioner of Income Tax, losses available for offset against future profits of local entities amount to approximately $18,598,000 and can be carried forward indefinitely.

## 9. Earnings Per Stock Unit

The calculation of earnings per 50 cents ordinary stock unit is based on the group net profit and 856,626,000 ordinary stocks units in issue. The previous year's earnings per stock unit has been revised to take into consideration the bonus share issue during the year.

## 10. Fixed Assets

THE GROUP

| | Freehold Land | Freehold Buildings | Leasehold Property | Machinery & Equipment | Furniture & Fixtures | Motor Vehicles | Capital Work in Progress | Total |
|---|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| At Cost or Valuation - | | | | | | | | |
| At 29 April 2001 | 80,353 | 986,530 | 51,937 | 991,464 | 95,812 | 299,241 | 137,783 | 2,643,120 |
| Additions at cost | - | 2,686 | 846 | 74,703 | 9,656 | 27,104 | 145,329 | 260,324 |
| Translation | 417 | 3,757 | 328 | 2,938 | 649 | 923 | 19 | 9,031 |
| Disposals | ( 1,362) | ( 38,369) | ( 380) | ( 5,546) | ( 1,172) | ( 28,364) | - | ( 75,193) |
| Transfers | - | 86,640 | - | 99,348 | 47,419 | - | ( 233,407) | - |
| At 27 April 2002 | 79,408 | 1,041,244 | 52,731 | 1,162,907 | 152,364 | 298,904 | 49,724 | 2,837,282 |
| Depreciation - | | | | | | | | |
| At 29 April 2001 | - | 345,112 | 23,483 | 393,165 | 59,489 | 204,622 | - | 1,025,871 |
| Charge for the year | - | 22,906 | 4,301 | 68,481 | 29,297 | 33,497 | - | 158,482 |
| Translation | - | 1,485 | 178 | 1,658 | 515 | 1,394 | - | 5,230 |
| Relieved on disposal | - | ( 18,072) | ( 370) | ( 3,186) | ( 495) | ( 16,397) | - | ( 38,520) |
| At 27 April 2002 | - | 351,431 | 27,592 | 460,118 | 88,806 | 223,116 | - | 1,151,063 |
| Net Book Value - | | | | | | | | |
| At 27 April 2002 | 79,408 | 689,813 | 25,139 | 702,789 | 63,558 | 75,788 | 49,724 | 1,686,219 |
| At 28 April 2001 | 80,353 | 641,418 | 28,454 | 598,299 | 36,323 | 94,619 | 137,783 | 1,617,249 |

## 10. Fixed Assets (Continued)

THE COMPANY

| | Freehold Land | Freehold Buildings | Leasehold Property | Machinery & Equipment | Furniture & Fixtures | Motor Vehicles | Capital Work in Progress | Total |
|---|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| At Cost or Valuation - | | | | | | | | |
| At 29 April 2001 | 37,621 | 379,669 | 10,745 | 833,003 | 73,694 | 258,262 | 63,628 | 1,656,622 |
| Additions at cost | - | 1,546 | 588 | 68,720 | 9,600 | 23,865 | 130,646 | 234,965 |
| Disposals | - | - | - | ( 3,263) | ( 15) | ( 24,991) | - | ( 28,269) |
| Transfers | - | 72,047 | - | 30,143 | 47,419 | - | ( 149,609) | - |
| At 27 April 2002 | 37,621 | 453,262 | 11,333 | 928,603 | 130,698 | 257,136 | 44,665 | 1,863,318 |
| *Depreciation -* | | | | | | | | |
| At 29 April 2001 | - | 119,586 | 81 | 302,999 | 44,465 | 179,583 | - | 646,714 |
| Charge for the year | - | 6,375 | 415 | 49,385 | 27,318 | 27,330 | - | 110,823 |
| Relieved on disposal | - | - | - | ( 2,224) | - | ( 13,193) | - | ( 15,417) |
| At 27 April 2002 | - | 125,961 | 496 | 350,160 | 71,783 | 193,720 | - | 742,120 |
| Net Book Value - | | | | | | | | |
| At 27 April 2002 | 37,621 | 327,301 | 10,837 | 578,443 | 58,915 | 63,416 | 44,665 | 1,121,198 |
| At 28 April 2001 | 37,621 | 260,083 | 10,664 | 530,004 | 29,229 | 78,679 | 63,628 | 1,009,908 |

Fixed assets, excluding furniture and fixtures, motor vehicles and assets having a fixed option price, were revalued during 1988 and 1990 and land and buildings during 1993 by Orville Grey and Associates and D.C. Tavares & Finson Company Limited as follows:

a) Land at fair market value

b) Buildings and machinery and equipment at depreciated replacement cost.

All other assets and subsequent additions are stated at cost. The gains arising on the above revaluations have been credited to capital reserve (Note 22).

Included in fixed assets for the group are motor vehicles and equipment costing $161,034,000 (2001 - $164,767,000), which have been acquired under finance leases (Note 23).

## 11. Investments

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Associated Companies - | | | | |
| At cost | 7,887 | 7,887 | 7,887 | 7,887 |
| Group's share of reserves | 189,396 | 144,396 | 189,396 | 144,396 |
| Quoted Securities - | | | | |
| At cost | | | | |
| (market value - $3,219,000: 2001 - $19,395,000) | 131 | 142 | 131 | 142 |
| Co-generation project | 6,677 | 12,128 | - | - |
| Other unquoted shares at cost | 623 | 623 | 623 | 623 |
| | 204,714 | 165,176 | 198,037 | 153,048 |

The cost incurred in respect of the co-generation project represents the company's investment in ERI Jam, LLC, a limited partnership, through the group's wholly-owned subsidiary Energy Associates Limited.

## 12. Deferred Expenditure

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| This comprises - | | | | |
| Lease acquisition agreement | 16,671 | 17,540 | 16,671 | 17,540 |
| Others | 1,181 | 1,760 | - | - |
| | 17,852 | 19,300 | 16,671 | 17,540 |

The lease acquisition agreement arose on the purchase of T. Hart Farms Limited. The cost incurred is being amortised over the remaining life of the lease.

## 13. Interest in Subsidiaries

| | The Company | |
|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Shares at cost and valuation of bonus shares received | 80,980 | 80,980 |
| Accumulated post acquisition profits of subsidiaries | 340,221 | 204,816 |
| | 421,201 | 285,796 |

## 14. Inventories

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Poultry, cattle and fish | 280,697 | 303,480 | 139,915 | 175,889 |
| Pullets, processed broilers, beef and fish | 204,144 | 121,397 | 160,533 | 81,403 |
| Finished feeds and fertilizers | 19,626 | 15,556 | 13,624 | 14,891 |
| Grain and feed ingredients | 154,311 | 189,620 | 119,281 | 124,576 |
| Inventories for resale and spares | 217,827 | 249,934 | 182,351 | 227,158 |
| Goods in transit and others | 78,437 | 36,983 | 67,767 | 26,181 |
| | 955,042 | 916,970 | 683,471 | 650,098 |

## 15. Receivables

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Trade receivables | 581,220 | 491,234 | 454,895 | 360,248 |
| Receivables from directors | 5,504 | 5,504 | 5,504 | 5,504 |
| Prepayments | 12,981 | 46,160 | 8,328 | 33,347 |
| Other receivables | 123,146 | 134,649 | 78,017 | 120,666 |
| | 722,851 | 677,547 | 546,744 | 519,765 |
| Less: Provision for doubtful debts | ( 55,830) | ( 91,868) | ( 51,293) | ( 71,832) |
| | 667,021 | 585,679 | 495,451 | 447,933 |

## 16. Related Party Transactions

(a) The following related party transactions and balances arose in the ordinary course of business and were conducted at arms length:

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Capital & Credit Merchant Bank Limited - Interest received | 1,650 | - |

(b) Amount due from affiliates is comprised as follows:

| | The Group and The Company | |
|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Portland Corporation Limited | 2,992 | 3,102 |
| Jamaica Broilers Employees Trust | 10,207 | 1,280 |
| | 13,199 | 4,382 |

## 16. Related Party Transactions (Continued)

(c) Included in cash and deposits are amounts totalling $45,689,000 (2001 - $Nil) on deposit with Capital & Credit Merchant Bank Limited.

(d) Transactions and balances with Directors and their connected parties during the year are as follows:

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Amounts due from related parties | 8,971 | 8,950 |
| Amounts due to related parties | ( 140) | ( 4,880) |
| Interest and other expenses paid to related parties | 9,343 | 164 |

(e) Transactions and balances with Officers during the year are as follows:

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Loan balances, net | 4,659 | 6,348 |
| Legal and professional fees | 100 | 6,276 |

## 17. Cash and Deposits

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Cash at bank and in hand | 221,616 | 121,907 | 126,260 | 71,744 |
| Short term deposits | 49,709 | 83,233 | 49,314 | 82,855 |
| | 271,325 | 205,140 | 175,574 | 154,599 |

The weighted average effective interest rate on short term deposits was 11% (2001 - 12%).

## 18. Payables

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Trade payables | 372,052 | 458,993 | 275,248 | 381,117 |
| Accrued charges | 180,113 | 155,483 | 154,941 | 128,590 |
| Statutory contributions payable | 3,247 | 8,667 | 2,824 | 7,282 |
| Other payables | 79,258 | 169,241 | 87,002 | 164,235 |
| | 634,670 | 792,384 | 520,015 | 681,224 |

## 19. Dividends

| | The Group and The Company | |
|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 |
| Interim dividend paid- | | |
| Nil cents (2001 – 4 cents) per share | - | 25,699 |
| Interim dividend proposed - | | |
| 7 cents (2001 - 5 cents) per share | 59,964 | 32,123 |
| | 59,964 | 57,822 |

## 20. Bank Overdraft and Short Term Loans

Overdraft facilities and certain short term loans are secured by debentures over the assets of the company held by Citibank N.A., National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica Limited.

The overdraft facilities provided by Bank of Nova Scotia Jamaica Limited are also secured by a debenture over the assets of a subsidiary (Note 23).

## 21. Share Capital

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Authorised - | | |
| 866,000,000 (2001- 650,000,000) | | |
| Ordinary shares of 50 cents each | 433,000 | 325,000 |
| Issued and fully paid - | | |
| 856,626,000 (2001 - 642,470,000) | | |
| Ordinary shares of 50 cents each | 428,313 | 321,235 |

It was resolved during the year that the authorized share capital of the company be increased to $433,000,000 by the creation of 216,000,000 ordinary shares of 50 cents each, such shares to rank pari passu with the existing ordinary shares of the company. From the authorised shares, 214,156,000 ordinary shares were then issued as bonus shares by the capitalisation of $107,078,000 from retained earnings on the basis of one share for every three stock units held as at 11 December 2001.

## 22. Capital Reserve

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| At beginning of year - | | | | |
| Share premium | 165,499 | 165,499 | 165,499 | 165,499 |
| Realised capital gains | 23,869 | 23,869 | 17,845 | 17,845 |
| Unrealised surplus on revaluations | 533,465 | 533,465 | 221,621 | 221,621 |
| Reserve on consolidation | 25,507 | 25,507 | - | - |
| Gains on translation of financial statements of foreign subsidiaries | 127,113 | 99,687 | 16,194 | 16,194 |
| | 875,453 | 848,027 | 421,159 | 421,159 |
| Movements during the year - | | | | |
| Translation gain | 34,713 | 27,426 | - | - |
| At end of year | 910,166 | 875,453 | 421,159 | 421,159 |
| Consisting of - | | | | |
| Share premium | 165,499 | 165,499 | 165,499 | 165,499 |
| Realised capital gains | 23,869 | 23,869 | 17,845 | 17,845 |
| Unrealised surplus on revaluations | 533,465 | 533,465 | 221,621 | 221,621 |
| Reserve on consolidation | 25,507 | 25,507 | - | - |
| Gains on translation of financial statements of foreign subsidiaries | 161,826 | 127,113 | 16,194 | 16,194 |
| | 910,166 | 875,453 | 421,159 | 421,159 |

## 23. Long Term Liabilities

The group has financing agreements with several financial institutions as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | 27 April 2002 $'000 | 28 April 2001 $'000 | 27 April 2002 $'000 | 28 April 2001 $'000 |
| (a) Citi-Merchant Bank Ltd – 3 year Bond - 20% | 200,000 | - | 200,000 | - |
| (b) American Banking Company US$2.37M - 1996/2006 - 9% | 24,379 | 69,453 | - | - |
| (c) Citibank N.A. -1999/2004 – 10 - 29% | 13,421 | 53,066 | 13,421 | 53,066 |
| (d) Citibank N.A. – US$4.5M – 4.9% | 215,221 | - | 215,221 | - |
| (e) Jamaica Exporters Association Limited US$500,000 2005 - 3% | 23,913 | 22,847 | 23,913 | 22,847 |
| (f) Bank of Nova Scotia Economic Growth Fund – 8.5% | 19,800 | 25,469 | 3,487 | 25,469 |
| (g) Development Bank of Jamaica 2003/2008 – 9.5% | 46,000 | 30,000 | - | - |
| (h) Sundry mortgages and loans | 42,960 | 56,445 | 22,935 | 5,198 |
| | 585,694 | 257,280 | 478,977 | 106,580 |
| Finance Lease Obligations 2001/2002–2004/2005 – various rates | 28,304 | 42,222 | 26,791 | 38,599 |
| | 613,998 | 299,502 | 505,768 | 145,179 |
| Less: Current portion of long term liabilities | 58,391 | 89,132 | 30,309 | 60,686 |
| | 555,607 | 210,370 | 475,459 | 84,493 |

Loans, guarantees and other banking facilities extended by Bank of Nova Scotia Jamaica Limited, Citibank N.A., and National Commercial Bank Jamaica Limited to the group are secured by debentures governed by an intercreditor agreement between the parties. Guarantees by the holding company on behalf of all subsidiary companies have been provided (Note 20).

## 23. Long Term Liabilities (Continued)

The Bank of Nova Scotia Jamaica Limited Economic Growth Fund loan, issued through the Development Bank of Jamaica, is secured by existing and new debentures and collateral security held by the bank creating charges over the assets of Best Dressed Chicken Division and Master Blend Feeds Limited.

The Citi-Merchant Bank Ltd 3 year Bond is guaranteed by promissory notes.

The loan extended by Bank of Nova Scotia Jamaica Limited under a non-revolving facility was secured by existing debentures and collateral security held by the bank creating charges over the assets of Best Dressed Chicken Division.

The Development Bank of Jamaica Limited loan is repayable by 21 consecutive quarterly installments commencing March 2003. It is guaranteed by a promissory note to the value of the loan.

The Jamaica Exporters Association Limited loan is guaranteed by National Commercial Bank of Jamaica Limited.

Under the terms of certain agreements with the Bank of Nova Scotia Jamaica Limited and Citibank N.A, the company and the group are required to maintain certain financial ratios. At 27 April 2002, the company was in compliance with these requirements.

## 24. National Housing Trust

Contributions to the National Housing Trust not included in these financial statements are recoverable in the years 2002 to 2005 as follows:

| | |
|---|---|
| The Group | $243,000 |
| The Company | $190,000 |

## 25. Financial Instruments

**(a) Currency risk**

The consolidated balance at 27 April 2002 includes aggregate net foreign liabilities of approximately US$13,900,000 (2001 – US$10,600,000) in respect of transactions arising in the ordinary course of business.

**(b) Credit risk**

The company has no significant concentration of credit risk. Cash at bank and deposits are placed with substantial financial institutions.

**(c) Interest rate risk**

Interest rate risk mainly arises through interest-bearing liabilities and assets. Interest rate risk is managed by the group using various techniques.

## 25. Financial Instruments (Continued)

(d) Fair value

The amounts included in the financial statements for cash and deposits, receivables, due from affiliates, payables, bank overdraft and short term loans reflect their approximate fair value because of the short term to maturity. The directors are of the opinion that the carrying values of other financial instruments, such as long term liabilities and debt instrument investments approximate their fair values as they are contracted at market rates. The fair value of other investments is determined based on quoted market prices, and where market prices are not available, an approximation of the fair value is based on the net underlying assets of the investee (Note 11).

## 26. Commitments and Contingencies

(a) The company has issued a letter of comfort indicating its intention to provide financial support to its subsidiary International Poultry Breeders LLC.

(b) The company had capital commitments at year end of $Nil in respect of projects undertaken (2001 - $12,000,000).

(c) The group has obligations under long term operating leases for premises. Future minimum lease payments for such commitment are as follows:

| | 27 April 2002 $'000 | 28 April 2001 $'000 |
|---|---|---|
| Year ending April 2002 | - | 9,601 |
| 2003 | 6,839 | 6,390 |
| 2004 | 4,201 | 3,876 |
| 2005 | 120 | - |
| | 11,160 | 19,867 |

## 27. Pension and Superannuation Schemes

The Group participates in a defined benefit contributory pension scheme which is open to all permanent employees and is administered by an external agency. The basis of contribution by employer and employee is in line with actuarial recommendations. Benefits under the schemes are based on the average salary for the last two years of service or the two years in which the highest salaries of the employee have been earned.

An actuarial valuation as at 31 December 1999 revealed a surplus of assets over past and future service liabilities amounting to $182,600,000 from which a refund of $120,000,000 was made to the employer in 2001 (Note 7).

A further actuarial valuation as at 31 October 2001 of the scheme, revealed that there is a past service surplus of $181,700,000.

## 28. Subsequent Events

a) Subsequent to the year end, the company acquired the ordinary shares of Aqualapia Limited for a purchase price of $32,349,000. The agreement required cash payments by completion date and a $11,000,000 four-year negotiable Promissory Note attracting interest at 10% per annum.

b) In May 2002, the company received $100,000,000 representing refund of pension surplus from the main pension scheme.

# Directors & Officers

## DIRECTORS

**Hon Raby Danvers Williams**
O.J., C.D., J.P., C.L.U.
Chairman

**Robert E. Levy**
President & Chief Executive Officer

**Philip E. Levy**
C.A.
Non-executive Director

**Headley C. Brown**
M.Sc.
Non-executive Director
Representing Contract Farmers

**I. V. Polly Brown**
B.Sc., M.Sc., J.P.
Non-executive Director

**Nigel A. L. Clarke**
Ph.D.
Non-executive Director

**Christopher Levy**
Vice President
Aquaculture Operations

**Major Neil C. Lewis**
Vice President
Poultry Operations

**Malcolm D. L. McDonald**
Attorney-at-Law
Non-executive Director

**Barrington A. Pryce**
Non-executive Director
Representing Salaried Employees

**Douglas B. Senior**
Non-executive Director
Representing Contract Truckers

**Hirlie E. Williams**
Non-executive Director
Representing Unionised Employees

## OFFICERS

**Robert E. Levy**
President and
Chief Executive Officer

**Claudette D. Cooke**
Vice President
Human Resource Development
& Public Relations

**Leon O. N. Headley**
Vice President
Procurement and Trading

**Christopher Levy**
Vice President
Aquaculture Operations

**Major Neil C. Lewis**
Vice President
Poultry Operations

**Ian Parsard**
Vice President
Finance & Accounting

**Conley Salmon**
Assistant Vice President
Marketing

**Peter DePass**
Company Secretary

# Corporate Divisions & Subsidiaries

JAMAICA BROILERS GROUP LIMITED

**Group Head Office**
Content, McCook's Pen
St. Catherine
Jamaica, West Indies
Tel: 943-4270
Fax: 943-4322

**Hon. R. Danvers Williams**
Chairman

**Mr. Robert Levy**
President and CEO

**Mrs. Claudette Cooke**
Vice President

**Mr. Leon Headley**
Vice President

**Mr. Christopher Levy**
Vice President

**Major Neil Lewis**
Vice President

**Mr. Ian Parsard**
Vice President

**Mr. Conley Salmon**
Assistant Vice President

BEST DRESSED CHICKEN
Content, McCook's Pen, St. Catherine
Tel: 943-4370/943-4376; Fax: 943-4322

JAMAICA POULTRY BREEDERS LIMITED
Caentabert, P.O. Box 27
Claremont, St. Ann
Tel: 1-972-0251; Fax: 1-972-9681

MASTER BLEND FEEDS
P.O. Box 24
Old Harbour, St.Catherine
Tel: 983-2305; Fax: 983-9241

BEST DRESSED FOODS
Spring Village
St. Catherine
Tel: 960-4099; Fax: 708-5125
Toll Free: 1-888-BUY-BDF1
Website: www.bestdressedfoods.com

CONTENT AGRICULTURAL PRODUCTS
Bog Walk, St. Catherine
Mailing Address:
Content, McCook's Pen, St. Catherine
Tel: 708-2610; Fax: 708-2609

JAMAICA EGG SERVICES
Mailing Address:
White Marl, St. Catherine
Tel: 984-2851-3; Fax: 749-5003

HI-PRO FARM SUPPLIES
P.O. Box 886
White Marl, St. Catherine
Tel: 984-7918; Fax: 984-5914

AQUACULTURE JAMAICA LIMITED
Maggoty, P.O. Box 17
St. Elizabeth
Tel: 1-774-4222; Fax: 966-6937

WEST INDIES NUTRITIONAL CORP. LTD.
38-40 Caracas Avenue
Kingston Export Freezone
P.O. Box 112, Kingston 15
Tel: 923-6880; Fax: 923-6856

WINCORP INTERNATIONAL INC.
10025 NW 116 Way, Suite 14
Medley, FL 331278
Tel: (305) 887-4000; Fax: (305) 887-4400

INTERNATIONAL POULTRY BREEDERS, L.L.C.
P.O. Box 584, Norman Park
Tifton, GA
Tel: (912) 769-3410; Fax: (912) 769-3425





# Advisers

## Auditors

Price Waterhouse Coopers
Scotiabank Centre
Corner of Duke & Port Royal Streets
P.O. Box 372
Kingston

## Attorneys-at-Law

Peter A. [illegible]
Attorney-at-Law
[illegible] Road
Kingston 6

Malcomson & McDonald
McDonald Villiers
Attorneys-at-Law
58 Hope Road
Kingston 6

## Registrar & Secretarial Agents

Duke Corporation
Scotiabank Centre
Corner of Duke & Port Royal Streets
Kingston

## Consultants

KPMG Peat Marwick
[illegible] Atlantic [illegible] Building
[illegible] Duke Street
Kingston

Capital Options Limited
64 Knutsford Boulevard
Kingston 5

## Bankers

Bank of Nova Scotia Jamaica Limited

Citibank N.A.

National Commercial Bank Jamaica Limited

## Merchant Bankers

Capital & Credit Merchant Bank Limited
82 Knutsford Boulevard
Kingston 5

**Public Relations:** Jamaica Broilers Group of Companies
**Graphic Design:** Sutherland Wade Associates Limited
**Photography:** 2 1 4 Works Limited
**Printers:** Lithographic Printers Limited • **Pre-press:** Tropicolour Limited

# Form of Proxy

I/We .................................... of .................................... in the Parish of ....................................

being a member/members of the above named company hereby appoint

.................................................................. of ..................................................................

or failing him/her .................................................................. of ....................................

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Saturday, December 7, 2002, and at any adjournment thereof.

Signed this ........ day of .................................... 2002.

Signature: ..................................................................

**Corporations Acting by Representatives at Meeting**
**Regulation 75 of the Articles of Association**

*Any corporation which is a member of the Company may from time to time by instrument in writing under its seal or under the hand of an officer or attorney so authorised or by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.*



